UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 3 November, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 3 November 2022: Notice of Annual General Meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company**)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that Sasol's annual general meeting (AGM) will be held electronically via Sasol's electronic meeting platform and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, Gauteng at 09:00 on Friday, 2 December 2022, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:

Issuer name	Sasol Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000006896
JSE code	SOL
ISIN number	ZAE000151817
JSE code	SOLBE1
Meeting type	Annual General Meeting
Meeting venue	Electronic communication and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, Gauteng
Record date – to determine which shareholders are entitled to receive the Notice of meeting	Friday, 21 October 2022
Publication/ posting date	Thursday, 3 November 2022
Last day to trade – Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 22 November 2022
Record date- Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 25 November 2022
Meeting deadline date (for administrative purposes, forms of proxy for the meeting to be lodged)	Forms of Proxy must be submitted as soon as possible, preferably no later than 09:00 on Thursday, 1 December 2022, or may be handed in before the relevant resolution on which the proxy is to vote
Meeting date	09:00 on Friday, 2 December 2022

Publication of results	Monday, 5 December 2022
Website link	www.sasol.com

3 November 2022
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary